Exhibit 99.2

“I’m not nervous at all.”

It would be the biggest deal in German corporate history: Bayer CEO Werner Baumann has set out to acquire genetic engineering company Monsanto. Here, he explains how he copes with the fierce criticism.

DIE ZEIT: Mr. Baumann, would you still have set out to acquire Monsanto if you had known who would become the new President of the United States?

Baumann: The agriculture industry urgently needs innovation. And Bayer and Monsanto together are better able to deliver innovation than each operating alone. In this regard, it makes no difference whether the United States has a Republican or a Democratic government.

ZEIT: Are you unmoved by the outcome of the election?

Baumann: Not entirely. The day after the election, I came into the office at a quarter after six and read the news online. I had expected the first headline to be: Hillary leads - as forecast. But instead I read that Trump had an unassailable lead. I was indeed surprised and somewhat concerned because we were in the process of preparing a mandatory convertible bond as the first measure in acquiring the capital we need for the purchase of Monsanto.

ZEIT: What does Trump have to do with that?

Baumann: You need a stable capital market environment when you want to place bonds. I had feared that a victory by Trump would result in massive negative market reactions similar to those seen after the Brexit vote in the United Kingdom.

ZEIT: The response was different but you only managed to place the bond at a relatively high coupon rate.

Baumann: We’re very satisfied with the result. You can’t compare the nominal coupon rate of a subordinated mandatory convertible bond with that of conventional senior-ranked bonds.

ZEIT: Mandatory convertible bonds like this have to be exchanged for shares upon maturity.

Baumann: That is correct. The coupon rate includes an option premium which assures Bayer the first 20 percent of any increase in its share price. Investors want something in return for that. The sheer volume of the issue certainly played a role as well. There’s never been a mandatory corporate bond of a similar dimension in Europe before. Also, we’re planning further measures to raise equity in connection with the Monsanto acquisition so I suspect that some investors didn’t want to shoot all their powder at once.

ZEIT: Going back to Trump: Those Bayer employees in the United States who make political donations do so to Trump’s Republican party - much like Monsanto’s employees. Yet his nationalism could jeopardize your deal when it comes under official scrutiny.

Baumann: There is indeed widespread concern about increasing protectionism. However, so far, no one really knows whether to take at face value the sometimes extreme positions voiced by Trump during the election campaign. I think we should wait until he actually takes office and choses his administration team. We remain confident of closing the Monsanto transaction by the end of 2017.

ZEIT: Is this uncertainty pushing you to speed up the application for merger clearance - or would you rather wait longer?

Baumann: Neither nor. As planned, we will be submitting the applications in the United States before the end of this year.

ZEIT: What gave you the courage to make the largest acquisition in Germany’s corporate history?

Baumann: The timing certainly wasn’t ideal for me as I’ve only been in office since May. And I’ve been with the company long enough to know that a transaction like this is not without risk. Nevertheless, there is a really simple answer to the question. It’s the right step to take.

ZEIT: Your predecessor, Marijn Dekkers, didn’t have the courage.

Baumann: We already looked at Monsanto back in 2012 when it was going through weak patch. It was a strategically interesting option even then but it is only now that a very favorable window of opportunity has arisen.

ZEIT: What do you mean by “window of opportunity”?

Baumann: The relative valuation of both enterprises needs to be favorable to permit financing of the purchase price. Our share price developed well in recent years, whereas Monsanto’s didn’t.

ZEIT: Monsanto was also negotiating with three other companies. How much pressure was there?

Baumann: We’ve known for some time that there would be mergers in the industry. But we also knew that our size meant we would always have the chance to jump on board the carousel at any time - without having to set it in motion ourselves. That’s why we stood by on the sidelines while Monsanto tried and failed to acquire Syngenta. We intensified our efforts once the carousel picked up speed, Dow and Dupont announced their merger and ChemChina publicized its acquisition of Syngenta.

ZEIT: The result is that you now have to pay USD 128 for each Monsanto share, 42 percent higher than the share price on the day before announcement of the planned acquisition. That means Monsanto is going to be quite expensive for Bayer.

Baumann: The purchase price is as attractive to Monsanto’s shareholders as it is to our own. The 42-percent premium might sound like a lot but a year earlier Monsanto’s share price stood at USD 125 - and the long-term perspectives have not worsened.

ZEIT: That all sounds so wonderfully rational. But didn’t you start having doubts when you were penalized by the markets and even publicly criticized by major investors?

Baumann: It’s not a great feeling when you’re the new face of the company and immediately come under a certain amount of pressure. It’s something one has to cope with. Firstly, it means not falling over when the wind picks up. Secondly, one needs an organization which provides excellent preparation and support for the decision. I’ve got that.

ZEIT: How did you deal with the criticism?

Baumann: Of course, we did wonder whether people were seeing something we weren’t so we initiated a dialogue with our investors and critical shareholders to better explain why the transaction is good for the company and for them. Another reason this was important is that Monsanto has a bad reputation on account of its past, even though it has long since become a very different company. Monsanto today is an extremely well-managed, modern biotech company with excellent research operations.

ZEIT: Seeing as you brought it up, why are you taking on one of the most hated companies on the planet?

Baumann: One needs to make a distinction here. Monsanto has a bad reputation in Europe - especially in Germany and France - but it’s a very different story in the United States, Canada and Latin America, for example.

ZEIT: Go to India. Monsanto has long faced accusations of driving farmers there to suicide with its genetically engineered seed.

Baumann: Things like this are not made any more true because NGOs mutually validate each other’s views and lend support to each other’s criticism. And the image of Monsanto in the USA is the polar opposite. It’s seen as one of the country’s best and most attractive employers and one of the most innovative companies that works to serve its customers.

ZEIT: Also with genetically modified seeds?

Baumann: Yes, of course. One can have long discussions about whether one is in favor of this or not. However, we also see the extent of support for Monsanto from agricultural associations and the close relationship between the company and farmers. They can’t have done everything wrong.

ZEIT: You and Monsanto together hold 30 percent of the seed market and you also supply everything up to and including crop protection products. Can you understand the concerns that farmers could become dependent on your products?

Baumann: A company cannot be castigated for offering customers an attractive portfolio. And no farmer in the world is forced to buy seeds and crop protection products from us. We operate in free markets that are characterized by very intense competition. Farmers are clever businesspeople. They chose the products that will benefit them the most and they decide for themselves whether or not to use chemical or biological crop protection products and fertilizers. And they also decide whether to use conventional seed retained from their last harvest - or whether to use higher-yielding varieties because they want to increase their income.

ZEIT: Are you intending to take a rational approach to managing this reputational risk?

Baumann: Ultimately, it’s our local sales staff and agronomists who build our credibility - not with glossy brochures but on the basis that seeing is believing. Bayer has a long-standing reputation for very open, transparent and objective dialogue, even in its dealings with critical interest groups.

ZEIT: In October, Monsanto’s greatest critics held a tribunal in The Hague at which they tried the company for “crimes against humanity.” How do you intend to have an objective debate with these people?

Baumann: There are certain groups which are so entrenched in their ideology that they are not receptive to any factual argument. And I consider show trials like this to be very questionable. However, we are open to engaging with critical organizations if they are willing to engage in objective discussions. We invite them to visit us and will accept invitations from them. And, of course, we respect different views.

ZEIT: Politicians have also expressed a lot of skepticism about your acquisition plans.

Baumann: I’ve meet a lot of politicians recently. Many of the Christian Democrats especially view the merger of Bayer and Monsanto positively, as do some Social Democrats - for example Garrelt Duin, North Rhine-Westphalia’s Economics Minister. However, there is certainly some need for explanation, not least because a communications glitch at Monsanto meant that we were unable to adequately prepare the public and the markets for our move.

ZEIT: Was it a glitch or strategy on the part of Monsanto?

Baumann: We were assured that it was a glitch and have no reason to doubt this.

ZEIT: How do you explain the stock market’s skepticism? Since the announcement of the acquisition, neither Bayer’s nor Monsanto’s share price has increased particularly.

Baumann: This response from shareholders is less about the planned merger of Bayer and Monsanto than about the ongoing consolidation of the industry and the concerns of some commentators that mergers will result in less competition and innovation in the future. We most definitely have a different opinion.

ZEIT: The antitrust authorities in 30 countries have to give their blessing to the acquisition of Monsanto. What conditions do you expect them to impose?

Baumann: We’ve analyzed this very carefully with external support. It has been agreed with Monsanto that, if required, we will divest businesses with an annual sales volume of up to USD 1.6 billion.

ZEIT: BASF was supposedly one of the companies which lost out in the bidding process for Monsanto. Could the Ludwigshafen chemical company become the secret winner if you are forced to quickly divest key business operations?

Baumann: As soon as our approach to Monsanto became known, we received calls from various companies proactively notifying us of their interest in divestments required by the antitrust authorities. There will certainly be more than one interested party.

ZEIT: Monsanto isn’t your first acquisition. You played an important role when Bayer bought pharmaceuticals company Schering.

Baumann: Let’s just say I was involved.

ZEIT: When making acquisitions like this, how do you ensure that you adequately challenge your forecasts and avoid underestimating the difficulties involved?

Baumann: We are very, very careful in our analysis. Bayer and Monsanto are two highly complementary companies with hardly any overlaps between their businesses. Overall, we are anticipating annual synergies of around USD 1.5 billion after the third year following closing of the transaction. Our history shows that our forecasts are often good. We have acquired or sold around 130 companies since 2005 and largely met our targets.

ZEIT: In integrating the nonprescription medicines business of Merck & Co., however, you failed to meet some targets - despite all your preparations.

Baumann: Yes, that’s true. The costs are in line with our planning. However, synergies are also derived from growth - and we will not meet our targets for that. However, it was a tough bidding process which was why we didn’t get all the data we needed from Merck & Co. in order to make a reliable forecast. Also, the growth of the business is very strongly rooted in the emerging markets - and things there now look very different than they did just three years ago.

ZEIT: To what extent was the acquisition of Monsanto driven by investment banks?

Baumann: Investment banks are interested in transactions that involve high sales volumes because then they earn more. While the banks are important and necessary partners in implementing a strategy, they are not involved in its formulation.

ZEIT: Monsanto’s shareholders are meeting on December 13 to vote on the acquisition by Bayer. How nervous are you in the run-up to that day?

Baumann: I’m not nervous at all. Our offer is attractive and I’m anticipating a stable majority in its favor.

ZEIT: To what extent is your job tied to the deal?

Baumann: First of all, the Board of Management is a team which took a unanimous decision about Monsanto. For my part, I do the things I’m personally convinced of and if I have the support of the entire Board of Management and Supervisory Board, then I’m also prepared to take a calculated risk.

ZEIT: Let’s play a game, Mr. Baumann. I’ll name some things from the Monsanto universe and you explain what they are.

Baumann: Go ahead.

ZEIT: Chesterfield Village.

Baumann: A suburb of St. Louis, home to Monsanto’s R&D center where we made our offer.

ZEIT: Roundup?

Baumann: A very good and extensively researched Monsanto herbicide whose continued existence will be justified.

ZEIT: Even if the E.U. were to withdraw approval for its active ingredient, glyphosate?

Baumann: What worries us is if decisions like this are taken less on the basis of facts, studies and assessments by the relevant authorities than on the basis of political trends. That should not happen in a highly regulated industry.

ZEIT: John Francis Queeny?

Baumann: Who is that?

ZEIT: He was the founder of Monsanto.

Baumann: That would have been easier if it had been Bayer.

ZEIT: Climate Corporation, Beelogic, Novozymes?

Baumann: Climate Corp is a very successful enterprise at the heart of the digital revolution in farming. The company now belongs to Monsanto and is a great element of its portfolio. As is Beelogic, which works on bee health, something which is important for the entire agriculture industry. And Novozymes is a joint venture partner in the field of biological products that we would like to work with in the future.

ZEIT: Agent Orange?

Baumann: A product of the old Monsanto.

ZEIT: Will the name Monsanto still exist in ten or 20 years?

Baumann: Hugh Grant, Monsanto’s CEO, recently said something very interesting: More important than the name Monsanto is the fact that we support farmers from sowing to harvest. And I already said at the end of May that we’re not buying Monsanto because of the name.

The interview was conducted by Uwe Jean Heuser and Jens Tönnesmann.

Cautionary Statements Regarding Forward-Looking Information

Certain statements contained in this communication may constitute “forward-looking statements.”  Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include the following: the risk that Monsanto Company’s (“Monsanto”) stockholders do not approve the transaction; uncertainties as to the timing of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate Monsanto’s operations into those of Bayer Aktiengesellschaft (“Bayer”); such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees at Monsanto; risks associated with the disruption of management’s attention from ongoing business operations due to the transaction; the conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the impact of indebtedness incurred by Bayer in connection with the transaction and the potential impact on the rating of indebtedness of Bayer; the effects of the business combination of Bayer and Monsanto, including the combined company’s future financial condition, operating results, strategy and plans; other factors detailed in Monsanto’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) for the fiscal year ended August 31, 2016 and Monsanto’s other filings with the SEC, which are available at http://www.sec.gov and on Monsanto’s website at www.monsanto.com; and other factors discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com.  Bayer assumes no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication relates to the proposed merger transaction involving Monsanto Company (“Monsanto”) and Bayer Aktiengesellschaft (“Bayer”).  In connection with the proposed merger, on November 10, 2016, Monsanto filed with the U.S. Securities and Exchange Commission (the “SEC”) a definitive proxy statement on Schedule 14A (the “Proxy Statement”) and other documents relating to the proposed transaction and mailed the Proxy Statement and proxy card to Monsanto’s stockholders.  BEFORE MAKING ANY VOTING DECISION, STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE PROXY STATEMENT CAREFULLY, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain a copy of the Proxy Statement and the other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov, and Monsanto’s website, www.monsanto.com.  In addition, the documents may be obtained free of charge by directing a request to Corporate Secretary, Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, or by calling (314) 694-8148.

Participants in Solicitation

Monsanto, Bayer and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Monsanto common stock in respect of the proposed transaction.  Information about the directors and executive officers of Monsanto is set forth in the proxy statement for Monsanto’s 2016 annual meeting of stockholders, which was filed with the SEC on December 10, 2015, and in Monsanto’s Annual Report on Form 10-K for the fiscal year ended August 31, 2016, which was filed with the SEC on October 19, 2016.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement and may be contained in other relevant materials filed with the SEC in respect of the proposed transaction.